UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2025	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On February 25, 2025, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 6th meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
The Company’s consolidated financial statements for the year ended December 31, 2024;
(2)
Earnings distribution plan for the year ended December 31, 2024; and
(3)
Convention of the 2025 annual shareholders’ meeting (the “2025 AGM”).

With respect to resolution (1), the Company’s consolidated results for the year ended December 31, 2024 include:

- operating revenue of NT$22,695,909 thousand,

- gross profit from operations of NT$2,944,096 thousand,

- operating profit of NT$1,273,937 thousand,

- profit before income tax of NT$1,647,053 thousand,

- profit of NT$1,419,995 thousand,

- profit attributable to equity holders of the Company of NT$1,419,995 thousand,

- basic earnings per share of NT$1.95; and

as of December 31, 2024,

- total assets of NT$45,379,852 thousand,

- total liabilities of NT$20,305,618 thousand,

- equity attributable to equity holders of the Company of NT$25,074,234 thousand.

On resolution (2), the Board resolved that NT$1.20 per share will be distributed from earnings to the shareholders in the form of a cash dividend. The total amount of cash to be distributed to shareholders is NT$872,688,151. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company repurchases shares) and causes changes in the total amount of the Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved at the 2025 AGM and the actual amount of the Company’s outstanding shares as of the record date of distribution.

On resolution (3), the Board resolved that the 2025 AGM will be convened on May 27, 2025 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The matters for convening the 2025 AGM are as follows:

(1)
Report Items:
i.
Company’s business report for the year ended December 31, 2024;
ii.
Audit Committee’s review report of the financial statements for the year ended December 31, 2024; and
iii.
Report of the status of distributable compensation for employees and directors for the year ended December 31, 2024.
(2)
Matters for Ratification:
i.
Adoption of the financial statements for the year ended December 31, 2024; and
ii.
Adoption of the earnings distribution plan for the year ended December 31, 2024.
(3)
Matters for Discussion:
i.
Amendments to Company’s Articles of Incorporation;

ii.
Amendments to Rules of Procedure for Shareholders’ Meeting; and
iii.
Amendments to Rules for Election of Directors and Independent Directors.
(4)
Book closure starting date: March 29, 2025.
(5)
Book closure ending date: May 27, 2025.
(6)
Proposals for discussion at the 2025 AGM submitted from March 21, 2025 to March 31, 2025 and the place designated for accepting such proposal is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).